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BEIJING • TOKYO
PARTNERS	MELBOURNE • SYDNEY
WILLIAM Y. CHUA	FRANKFURT • LONDON • PARIS
MICHAEL G. DESOMBRE	LOS ANGELES • NEW YORK • PALO ALTO WASHINGTON, D.C.
KAY IAN NG
CHUN WEI
GWEN WONG

CONFIDENTIAL TREATMENT REQUESTED BY
FEISHANG ANTHRACITE RESOURCES LIMITED

December 20, 2013

Mr. John Reynolds,

Assistant Director,
                Division of Corporation Finance,
                        Securities and Exchange Commission,
                                100 F Street, N.E.,
                                        Washington, D.C., 20549,
                                                U.S.A.

Re:                                   Feishang Anthracite Resources Limited
Confidential Submission of
Revised Draft Registration Statement on Form 20-F

Dear Mr. Reynolds:

On behalf of Feishang Anthracite Resources Limited (the “Company”), we have set forth below the Company’s responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 19, 2013, relating to the Company’s draft registration statement on Form 20-F (the “Registration Statement”) submitted on December 17, 2013. On behalf of the Company, we wish to thank you and the other members of the Staff for providing these comments promptly and accommodating the Company’s proposed listing timetable.

Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Company has responded to each of the Staff’s comments by revising the Registration Statement in light of the comment, providing an explanation if the Company has not yet fully responded to the comment or providing supplemental information as requested.

As noted in a prior submission letter, the Registration Statement includes: (1) an information statement (the “Information Statement”) to be distributed to the shareholders of China Natural Resources, Inc. (“CHNR”) in connection with the proposed spin-off of the Company by CHNR (the “Spin-Off”); and (2) the listing document (the “Hong Kong Listing Document”) relating to the proposed listing of the Company’s ordinary shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with the Spin-Off.  Each of the Information Statement and the Hong Kong Listing Document forms a part of the Registration Statement.

The Company respectfully advises the Staff that it has included in the revised draft of the Registration Statement the revised draft of the Hong Kong Listing Document, which reflects revisions made in response to the comments received from the Hong Kong Stock Exchange as well as the Staff. The revised draft of the Hong Kong Listing Document included in the revised draft Registration Statement is in substantially the form submitted to the Hong Kong Stock Exchange on December 20, 2013, except for certain modifications as more fully described in the Information Statement.

The Company respectfully advises the Staff that the Company’s corporate website is now operational and may be located at www.fsanthracite.com.

For your convenience, we have included the Staff’s comments below in italics and keyed the Company’s responses accordingly. Capitalized terms used in this response letter but not otherwise defined herein have the meaning ascribed to them in the Information Statement and the Hong Kong Listing Document, each of which forms a part of the Registration Statement.

About this Information Statement, page IS-1

1.                                      In paragraphs 1 and 2 you disclose the unaudited comparative interim consolidated financial statements have been reviewed by Ernst & Young. In your amended filing please revise to include a report on the review by your independent accountant to comply with Item 8A.5 of Form 20-F or remove any and all references to an interim review in your next filing.

The Company has revised the disclosure on page IS-1 of the Information Statement in response to the Staff’s comment.

Non-IFRS Financial Measures, page 4

2.                                      We note that you have eliminated the table that was included in your prior amendment submitted December 11, 2013 which reconciles cash costs to cost of sales at pages 4 and 122. Please revise to include the reconciliation in your next amendment.

The Company has revised the disclosure on pages 4 and 121 of the Hong Kong Listing Document to reinstate the reconciliation of cash costs to cost of sales.

2.5 Significant Accounting Judgments and Estimates, page F-26

(i) Impairment of property, plant and equipment, page F-27

3.                                      We note your disclosures under this heading states that “there were no impairments recognized for the years ended December 31, 2010, 2011, 2012 and the six months ended June 30, 2013.” Please tell us how this statement is consistent with your recognition of a $184.4 million impairment charge taken against the assets of the Gouchang Coal Mine in the six months ended June 30, 2013 or revise your disclosure accordingly.

The Company has revised the disclosure on page F-27 of the Information Statement.

Relationship with Our Controlling Shareholders, page 192

4.                                      We note you added disclosure on page 194 regarding the risk that your trust arrangement with Feishang Enterprise may not be valid under the PRC law and regulations. If material, please add a risk factor.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the Sanjianzhai Mine is not a part of the Company. As disclosed on page 192 of the Hong Kong Listing Document, the Sanjianzhai Mine is held by the individual trustee under a trust arrangement for Feishang Enterprise. As a result, the risk that the trust arrangement may not be valid under PRC law would not affect the Company, and is not a risk factor that is applicable to the Company.

Exhibit 15.2

5.                                      In your next amendment please revise the exhibit to include that your accounting firm also consents to your reference to them on page IS-37 as experts in accounting and auditing.

The Company has revised Exhibit 15.2 to the draft of the revised Registration Statement in response to the Staff’s comment.

*    *    *

Please direct any questions you may have to the undersigned (tel: 011-852-2826-8632; e-mail: chuaw@sullcrom.com) or Henry Li (tel: 011-852-2826-8677; e-mail: lih@sullcrom.com). Any correspondence or documents may also be faxed to our attention at 1-212-558-3588.

Questions pertaining to accounting and auditing matters may be directed to Bennett Wai (tel: 011-86-10-5815-3376; e-mail: bennett.wai@cn.ey.com) of Ernst & Young, the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ William Y. Chua p.p.

William Y. Chua

(Enclosures)

cc:           Mr. Bonaventure M.W. Yue

Chief Financial Officer

(Feishang Anthracite Resources Limited)

Mr. Bennett Wai
(Ernst & Young)

Henry Li, Esq.
(Sullivan & Cromwell)

Ms. Erin Wilson

Ms. Brigitte Lippmann

(Securities and Exchange Commission)